UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: December 31, 2018

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 – REGISTRANT INFORMATION

TWO RIVERS WATER & FARMING COMPANY

Full Name of Registrant

3025 S. Parker Road, Suite 140

Address of Principal Executive Office (Street and Number)

Aurora Colorado 80014

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Two Rivers Water & Farming Company (the “Company”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) by the prescribed April 1, 2019 due date without undue effort and expense due to the circumstances described below.

In January and February 2019, the Company engaged in discussions with respect to strategic alternatives that would, among other things, strengthen and expand the Company’s business operation and enable the Company to raise additional capital, including funding for the audit of the Company’s consolidated financial statements as of, and for the year ending, December 31, 2018 (the “Financial Statements”). As disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2019, the Company entered into a share exchange agreement on February 21, 2019, that facilitated the Company’s receipt of working capital, including funding for the audit of the Financial Statements.

As a result of these developments, however, the Company’s independent registered public accounting firm was not engaged in sufficient time to enable the Company to file the Form 10-K within the prescribed time period without unreasonable effort or expense. The Company and its independent registered public accounting firm are performing additional work with respect to the Financial Statements. The Company will continue to devote the resources necessary to complete the Form 10-K as soon as practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Wayne Harding	303	222-1000
	Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
		[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
		[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the completion of the review and evaluation of the Financial Statements, the Company is unable to provide a reasonable estimate of its detailed results of operations for the fiscal year ended December 31, 2018. At this time the Company can provide estimates of only a limited number of line items to be reflected in the statement of operations to be included in the Financial Statements. The Company has not previously announced any preliminary financial results for the fiscal year ended December 31, 2018. For the fiscal year ended December 31, 2018, the Company preliminarily estimates as follows:

●	revenue of $66,000;
●	total operating expenses of $2,600,000, and
●	operating loss of $2,534,000

We had cash on hand of $6,000 as of December 31, 2018.

As a result of uncertainties relating to the Company’s strategic alternative and future capital resources, the Company expects the report of its independent registered public accounting firm that will accompany the Financial Statements will, as with the Company’s prior year financial statements, contain an explanatory paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s preliminary estimates provided in this filing are “forward-looking statements.” These statements relate to the Company’s financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. The Company has based these preliminary estimates on its current expectations and assumptions. While the Company believes these expectations and assumptions are reasonable, such forward-looking statements are only estimates and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. In addition, there can be no assurance that the Company will be able to file the Form 10-K within the fifteen calendar day extension provided by Rule 12b-25. These and other important factors, including those discussed under “Risk Factors” in the Company’s Form 10-K for the fiscal year ended December 31, 2017 and its subsequent filings with the Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.

Two Rivers Water & Farming Company

Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2019	By:	/s/ Wayne Harding
Chief Executive Officer